UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Aerpio Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Michael Jones

General Counsel

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM12, Bermuda

+1 441 298 1602

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	Schedule 13D

(1)	Names of reporting persons Novartis Bioventures Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,805,550
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,805,550
(11)	Aggregate amount beneficially owned by each reporting person 5,805,550
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 21.5%(1)
(14)	Type of reporting person (see instructions) CO

(1)	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017.

CUSIP No. None	Schedule 13D

(1)	Names of reporting persons Novartis AG
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 5,805,550
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,805,550
(11)	Aggregate amount beneficially owned by each reporting person 5,805,550
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 21.5%(1)
(14)	Type of reporting person (see instructions) CO

(1)	This calculation is based on 27,049,555 shares of Common Stock, par value $0.0001 per share, outstanding as of March 15, 2017 upon the closing of the Merger and the Offering, as reported in the Issuer’s current report on Form 8-K filed with the SEC on March 17, 2017.

CUSIP No. None	Schedule 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 9987 Carver Road, Cincinnati, Ohio 45242.

On March 7, 2017, the Issuer and Aerpio Therapeutics, Inc. (“Aerpio”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on March 15, 2017 (the “Closing Date”), a wholly owned subsidiary of the Issuer merged with and into Aerpio, which was the surviving corporation and thus became a wholly-owned subsidiary of the Issuer. On the Closing Date, the 2,895,994 shares of Aerpio’s common stock issued and outstanding immediately prior to the Closing Date were converted into 1,240,925 shares of the Issuer’s Common Stock, and the 32,706,307 shares of Aerpio’s preferred stock issued and outstanding immediately prior to the Closing Date were converted into 14,015,016 shares of the Issuer’s Common Stock. In addition, immediately prior to the Closing Date, the outstanding amounts under certain Senior Secured Convertible Promissory Notes issued by Aerpio to its pre-Merger noteholders were converted into an aggregate of 6,403,748 shares of Aerpio common stock, which shares of Aerpio common stock were converted into 2,744,059 shares of the Issuer’s Common Stock, together with the other shares of Aerpio common stock described above (the “Conversion”). As a result, an aggregate of 18,000,000 shares of the Issuer’s Common Stock were issued to the holders of Aerpio’s capital stock.

Following the Closing Date, the Issuer closed a private placement offering (the “Offering”) of 8,049,555 shares of the Issuer’s Common Stock, at a purchase price of $5.00 per share.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Novartis Bioventures Ltd. (“NBV”) and Novartis AG (“Novartis”). NBV and Novartis are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b) The principal business address of NBV is 131 Front Street, Hamilton HM12 Bermuda, Mail: PO Box HM 2899, Hamilton HM LX, Bermuda. The principal business address of Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(c) NBV is a company organized under the laws of Bermuda and is a wholly-owned indirect subsidiary of Novartis. NBV is a financially driven corporate life science venture fund whose purpose is to foster innovation, drive significant patient benefit and generate superior returns by creating and investing in innovative life science companies at various stages of their development, independent from Novartis’ strategy.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis is the 100% indirect owner of NBV.

(d)-(e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, function, citizenship and present principal occupation or employment of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

Item 3.	Source and Amounts of Funds or Other Consideration.

NBV acquired (i) 1,004,507 shares of Aerpio’s Series A Preferred Stock, (ii) 7,665,450 shares of Aerpio’s Series A-1 Preferred Stock, (iii) 1,585,609 shares of Aerpio’s Series A-2 Preferred Stock, and (iv) $3,956,468.06 of Aerpio’s Senior Secured Convertible Promissory Notes at various times between March 2016 and January 2017.

CUSIP No. None	Schedule 13D

Upon closing of the Merger, these shares were cancelled and were automatically converted into the right to receive shares of the Issuer’s common stock on 2.3336572-1 basis.

In addition, NBV acquired 560,000 shares in the Offering pursuant to a Subscription Agreement, dated as of March 15, 2017.

The source of funds for the purchases of the Issuer’s securities was working capital of NBV.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NBV is a wholly-owned indirect subsidiary of Novartis.

Based on 27,049,555 shares of Common Stock outstanding as of March 15, 2017, giving effect to the Merger, the Conversion and the Offering, as reported in the Issuer’s Form 8-K filed with the SEC on March 17, 2017, the Common Stock held by the Reporting Persons constitutes 21.5% of the outstanding shares of Common Stock of the Issuer.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii) shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii) sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv) shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by either Reporting Person.

(d) Not applicable.

(e) Not applicable.

CUSIP No. None	Schedule 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Lock-Up Agreement

In connection with the Merger, NBV entered into a lock-up agreement, whereby NBV is restricted for a period of nine months after the Merger (the “Restricted Period”) from certain sales or dispositions of the Issuer’s Common Stock held by (or issuable to) it. The restrictions will not apply to the resale of shares of Common Stock by NBV in any registered secondary offering of equity securities by the Issuer (and, if such offering is underwritten, with the written consent of the lead or managing underwriter), or to certain other transfers customarily excepted. In addition NBV agreed, for a period of 12 months following the Closing Date, that it will not, directly or indirectly, effect or agree to effect any short sale (as defined in Rule 200 under Regulation SHO of the Exchange Act), whether or not against the box, establish any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Common Stock, borrow or pre-borrow any shares of Common Stock, or grant any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Common Stock or otherwise seek to hedge its position in the Common Stock.

Registration Rights Agreement

In connection with the Merger and the Offering, NBV entered into a Registration Rights Agreement with the Issuer, pursuant to which the Issuer has agreed that promptly, but no later than 60 calendar days from the final closing of the Offering, it will file a registration statement with the SEC (the “Registration Statement”), covering (a) the shares of Common Stock issued in the Offering, (b) the shares of Common Stock issuable upon exercise of certain warrants, (c) the shares of Common Stock issued in exchange for the equity securities of Aerpio outstanding prior to the Merger and (d) 1,000,000 other shares of Common Stock (the “Registrable Shares”). The Issuer will use its commercially reasonable efforts to ensure that such Registration Statement is declared effective within 150 calendar days after the final closing of the Offering. The Issuer must keep the Registration Statement effective for five years from the date it is declared effective by the SEC or until (i) the Registrable Shares have been sold in accordance with such effective Registration Statement or (ii) the Registrable Shares have been previously sold in accordance with Rule 144. The Issuer will pay all expenses in connection with any registration obligation provided in the Registration Rights Agreement, including, without limitation, all registration, filing, stock exchange fees, printing expenses, all fees and expenses of complying with applicable securities laws, and the fees and disbursements of our counsel and of our independent accountants and reasonable fees and disbursements of counsel to the investors. Each investor will be responsible for its own sales commissions, if any, transfer taxes and the expenses of any attorney or other advisor such investor decides to employ.

Aerpio Registration Rights Agreement

In connection with the Merger, NBV entered into a registration rights agreement with the Issuer (the “Aerpio Registration Rights Agreement”). The rights granted to such stockholders under the Aerpio Registration Rights Agreement take effect following such time as the Registration Statement described above no longer remains effective. The Aerpio Registration Rights Agreement includes demand registration rights, short-form registration rights and piggyback registration rights. All fees, costs and expenses of underwritten registrations under this agreement will be borne by the Issuer and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

Following the date on which the Aerpio Registration Rights Agreement takes effect, the Issuer will be required, upon the written request of the holders of 30% of the registrable securities under the Aerpio Registration Rights Agreement, to file a registration statement on Form S-1 (if Form S-3 is not then available to us to use) and use commercially reasonable efforts to effect the registration of all or a portion of these shares for public resale. The Issuer is required to effect only two registrations pursuant to this provision of the Aerpio Registration Rights Agreement. In addition, if the Issuer is eligible to file a registration statement on Form S-3, upon the written request

CUSIP No. None	Schedule 13D

of the holders of at least 20% of the registrable securities, the Issuer will be required to use commercially reasonable efforts to effect a registration of such shares.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement among the Reporting Persons

2	Form of Lock-Up and No Shorting Agreement

3	Registration Rights Agreement, dated March 15, 2017, by and among the Issuer and certain former stockholders of Aerpio (attached as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

4	Registration Rights Agreement, dated March 15, 2017, by and among the Issuer and the persons listed on Exhibit A attached thereto (attached as Exhibit 10.9 to the Issuer’s Current Report on Form 8-K (File No. 000-53057) filed with the Securities and Exchange Commission on March 15, 2017 and incorporated herein by reference)

CUSIP No. None	Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2017

NOVARTIS BIOVENTURES LTD.

By:	/s/ Simon Zivi
Name: Title:	Simon Zivi Chairman

By:	/s/ Laurieann Chalkowsky
Name: Title:	Laurieann Chalkowsky Authorized Signatory

NOVARTIS AG

By:	/s/ Simon Zivi
Name: Title:	Simon Zivi Authorized Signatory

By:	/s/ Laurieann Chalkowsky
Name: Title:	Laurieann Chalkowsky Authorized Signatory

CUSIP No. None	Schedule 13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean of the Duke University School of Medicine and Vice Chancellor for Academic Affairs at Duke University	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Ton Buechner	Director	CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the supervisory board and audit committee of Corbion NV	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV; Director of Northrop Grumman Corporation	American

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips; Vice- Chairman and Member of the Supervisory Board of Philips Lighting	Dutch

CUSIP No. None	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Board member of Helvetia Holding AG; Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human
Oncology and Pathogenesis
Program at Memorial Sloan-
Kettering Cancer Center;
Professor of Medicine and
of Cell and Developmental
Biology at the Weill Cornell
Graduate School of Medical
Sciences; Investigator at the
Howard Hughes Medical
		Institute	American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

F. Michael (Mike) Ball	Member of the Executive Committee; CEO, Alcon	Member of the Executive Committee; CEO, Alcon; 6201 South Freeway Fort Worth, TX 76134, USA	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

CUSIP No. None	Schedule 13D

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship
André Wyss	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Swiss

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	American

Bruno Strigini	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	French

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is 131 Front Street, Hamilton HM12, Bermuda.

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship
Henri Simon Zivi	Chairman of the Board of Directors	General Manager of Novartis International Pharmaceutical Ltd.	Swiss

Michael Jones	Director	General Counsel of Novartis International Pharmaceutical Ltd.	British

Sarah Demerling	Director	Business executive	British